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                                                SOLUTIA INC.
                                                575 Maryville Centre Drive
[SOLUTIA Logo]                                  P.O. Box 66760
                                                St. Louis, Missouri 63166-6760
                                                Tel 314-674-1000



January 8, 2007

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        Mr. John Cash
                  Ms. Tricia Armelin
                  Ms. Anne McConnell

RE:      SOLUTIA INC.
         FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005, FILED MARCH 15, 2006
         FILE NO. 1-13255

Dear Ladies and Gentlemen:

Solutia Inc. ("Solutia" or "the Company") acknowledges receipt of the Staff's comment letter dated December 6, 2006 regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (the "Commission") on March 15, 2006 (the "2005 Form 10-K"). The Company's response to your comment is set forth below. For your convenience, we repeat your comment in bold immediately preceding our response. This letter is being filed via EDGAR in accordance with the rules and regulations of the Commission.


FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
-----------------------------------------------------

NOTE 23.  SEGMENT AND GEOGRAPHIC DATA, PAGE 103
-----------------------------------------------

COMMENT NO. 1
-------------

WE HAVE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENT SIX. PLEASE PROVIDE US WITH A MORE COMPREHENSIVE DISCUSSION OF HOW YOU HAVE CONSIDERED THE ECONOMIC CHARACTERISTICS OF CP FILMS AND OPP IN DETERMINING THAT THESE OPERATING SEGMENTS COULD BE AGGREGATED INTO THE SAME REPORTING SEGMENT. IN THIS REGARD, PLEASE PROVIDE US WITH A SPECIFIC ANALYSIS OF THE HISTORICAL MARGINS OF EACH OF THESE OPERATING SEGMENTS. IN ADDITION, PLEASE PROVIDE US WITH A MORE CURRENT VERSION OF THE INTERNAL REPORTS USED BY YOUR CODM WHICH INCLUDES THE BREAKOUT OF CP FILMS.


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Securities and Exchange Commission
January 8, 2007
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Solutia Inc.


RESPONSE NO. 1
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Pursuant to the request of the Commission, the Company is providing two separate and distinct internal reports: the Solutia Inc. Operating Highlights ("Operating Highlights") and the Executive Leadership Report. In addition, the Company is providing an analysis of the historical and projected margins of the operating segments. These internal reports and analysis are being provided to the Staff of the Commission separately in accordance with Rule 83 of the Freedom of Information Act and Rule 12b-4 of the Exchange Act.

With respect to Operating Highlights and Executive Leadership Report, please note that the Company's CODM first began receiving these reports with CP Films separately identified in 2006. As discussed in our response dated October 10, 2006 to the Staff's Comment letter dated September 18, 2006 regarding the Company's 2005 Form 10-K ("October 10 Letter"), the CODM initiated a business planning process in 2005 that led to the determination that a direct reporting relationship with CP Films was desired and, as a result, the Company created a new position: Senior Vice President/President CP Films. This position was filled in early 2006. These changes resulted in the 2006 reporting format with CP Films separately analyzed.

As stated in the Company's October 10 Letter, in accordance with paragraph 17 of Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS 131"), historically, we have aggregated CP Films, Other Performance Products ("OPP"), and Pharma Services into one reporting segment: Performance Products and Services. Subsequent to the divestiture of Pharma Services in May 2006, we continued to aggregate CP Films and OPP into one reporting segment: Performance Products. Based on our analysis of the long-term historic and prospective economic characteristics of CP Films and OPP, the Company believes that these operating segments should be aggregated into the same reporting segment. The Company's internal reports, being provided to the Staff of the Commission separately in accordance with Rule 83 of the Freedom of Information Act and Rule 12b-4 of the Exchange Act, focus significant attention on the EBIT measures of the operating segments, as this is the financial metric utilized by the CDOM to assess performance and allocate resources. In addition, EBIT, and EBITDAR on a consolidated basis, are key economic measures discussed with and deemed relevant by the constituents in the Company's Chapter 11 proceedings. Accordingly, the historical and projected analysis utilizes EBIT to assess comparability and to discuss the economic characteristics of the segments.


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Securities and Exchange Commission
January 8, 2007
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Solutia Inc.

The Company considered the following specific factors in evaluating the segments for like economic characteristics:

     o The operating segments of CP Films and OPP are both deemed to be specialty chemical businesses. This view is shared internally by management, as well as confirmed through discussions with financial institutions who have advised the Company as to how the investing community views Solutia. Whereas the investing community generally views Solutia's Integrated Nylon segment as a commodity chemical business, it generally views Solutia's remaining businesses (i.e., CP Films and OPP), particularly after the Pharma Services divestiture, as specialty chemical businesses.

     o The historic EBIT margins for CP Films and OPP exhibit similar long-term economic characteristics. Specifically, EBIT margins for the two operating segments are: a) within a reasonable range of each other; and b) the deviation between these segments' margins has compressed in recent years. This compression, which is primarily due to improvement in the OPP margin profile, is due to new management within both Solutia and certain components of OPP. This new management team has brought new strategies to the business, which can generally be characterized as more effectively leveraging the strengths these businesses have within their markets and investing in the growth prospects of these businesses, to generate financial performance more in-line with that of a specialty chemical operating segment. These new strategies and resulting improved performance are still evolving and will be over several years.

     o One of the factors the Company considers when evaluating EBIT margins of these two segments is the infrastructure utilized by both segments in selling its products outside of the United States. The OPP segment has been with the Company since inception, and has sold into the international market for several decades. Consequently, this segment has had a support infrastructure in place globally to facilitate its commercial activity for some time. The CP Films segment, which was acquired in 1999, had minimal non-domestic infrastructure at that time. Since acquisition, this segment has utilized the OPP infrastructure for services such as logistics, customer service, accounting, information technology, human resources and other relevant support functions. The costs of this infrastructure are primarily included in the OPP operating results.

          While certain costs have been allocated to CP Films, the Company has not done an analysis to determine an equitable allocation of infrastructure costs. The Company also believes that an analysis to determine the equitable allocation of infrastructure costs is not cost beneficial at this time. The Company incurs, at a minimum, $30 million of costs associated with non-domestic functional support, principally for specialty chemical related commercial activity. CP Films receives an allocation of less than $1 million of these costs; an amount the Company believes is materially


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Securities and Exchange Commission
January 8, 2007
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Solutia Inc.

          different than the cost of services being provided to this segment. As a result, it is the Company's view that the EBIT margins of the businesses, on a fully costed basis, are more similar than what the underlying data, being provided to the Staff of the Commission separately in accordance with Rule 83 of the Freedom of Information Act and Rule 12b-4 of the Exchange Act, suggests and that reporting CP Films separately from OPP would cause financial statement users to draw inappropriate conclusions regarding the segments operating results.

     o Current manufacturing cost profiles are similar for both of these segments. In 2006, approximately 55-60% of the cost of goods sold expense category is attributed to raw material and utility costs, whereas the remaining 40-45% is attributed to other manufacturing related costs. As a result, both segments have similar economic characteristics in that a significant portion of the cost profile is beyond the Company's immediate control. Raw material and energy price volatility, coupled with the fact that these segments do not have the ability to immediately pass through these cost changes to customers, creates earnings volatility for these segments. Both segments have been successful in executing price increases to mitigate this volatility, which in recent years has been due to the raw material and energy cost increases. However, implementation of these pricing actions can be delayed as much as a year due to current contractual relationships with customers.

          Based on raw material and energy price volatility and the Company's inability to implement price increases immediately, short-term results for these segments may not be reflective of their underlying economic characteristics. Therefore, in accordance with paragraph 17 of SFAS 131, the Company believes examining the economic characteristics of these segments on a long-term basis, inclusive of future performance, is the most appropriate manner to assess comparability.

     o The Company believes that examining future earnings trends is necessary in determining the long-term economic characteristics of these businesses. The future operating projections demonstrate a continuation of the trend experienced in recent years, and indicate that the EBIT margins will converge. Specifically, projected EBIT margins for CP Films and OPP are expected to be within five percentage points of one another in 2007, narrowing to within two percentage points by 2011 (without adjusting for infrastructure cost allocations). The current projection assumes a return of raw material and energy costs to historical levels during this time period. In addition, the compounded average growth rate ("CAGR") of adjusted EBIT margins for CP Films and OPP over the 2007 to 2011 time period are nearly identical.



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Securities and Exchange Commission
January 8, 2007
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Solutia Inc.


     o Further, other economic characteristics of both operating segments include significant, globally recognized branding of the key products. The branded nature of these products allows the Company to secure pricing premiums versus alternative products in respective markets. This brand strategy requires a significantly higher S, G & A investment in the businesses.

     o In addition, the long-term outlook for CP Films and nearly all of OPP is for demand growth in the markets in which we operate to be above GDP, projected to be in the 5% range in the near future. Both segments premise that international expansion, particularly within the China market, will continue to be a key driver of growth in future years. This growth is expected to be primarily volume driven, and given the high utilization rates currently in both segments, this volume increase will require significant capital investments within both CP Films and OPP. To adequately serve the growth in these markets for both segments, the Company expects the capital requirements in upcoming years to be significant, at more than one times their respective annual depreciation and amortization rates.

Additionally, please note that the Company provides financial information for the Company's two reportable segments to the financial advisors of the various authorized committees in the Company's Chapter 11 case, demonstrating the fact that the primary external users of the financial statements review and make decisions based upon the Company's financial information provided at the reportable segment level. Based on these factors, the Company believes the aggregation of CP Films and OPP into the same reporting segment, Performance Products, is appropriate and in accordance with paragraph 17 of SFAS 131.

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Securities and Exchange Commission
January 8, 2007
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Solutia Inc.


In connection with the Company's response to the comments of the Staff, the Company acknowledges that:
     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
     o the Staff comments or the Company's changes to its disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     o the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  Very truly yours,

                                  /s/ James M. Sullivan

                                  James M. Sullivan
                                  Senior Vice President, Chief Financial Officer And Treasurer

cc: Jeffry N. Quinn, Chairman, President and Chief Executive Officer Rosemary L. Klein, Senior Vice President, Secretary and General Counsel Timothy J. Spihlman, Vice President, Corporate Controller
         Nathan M. Suddeth, Deloitte & Touche LLP